October 30, 2009

Sheryl S. Vittitoe
Chief Financial Officer
First Chester County Corporation
9 North High Street
West Chester, Pennsylvania 19380

Re: First Chester County Corporation
    File Number 000-12870
    Form 10-K for the fiscal year ended December 31, 2008
    Form 10Q for the Quarterly Period Ended March 31, 2009
    Form 10Q for the Quarterly Period Ended June 30, 2009

Dear Ms. Vittitoe:

        We have considered your response letter dated September 15, 2009, and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Notes to Consolidated Financial Statements
Note 11 - Investment Securities, page 18

1.   We note your response to comment one from your correspondence dated September 15,
        2009; however we have additional comments. To help us better understand how you
        concluded that your available-for-sale corporate and equity securities were not other-
        than-temporarily impaired at December 31, 2008, March 31, 2009, June 30, 2009 and
        September 30, 2009, please address the following:

        •   Provide us with a list (in tabular format) of the individual corporate and equity
            securities that were in an unrealized loss position (i.e. those in an unrealized loss
            position and greater than twelve months or longer) at each period end identified
            above that quantifies the cost basis, the fair value, the gross unrealized loss, the
            length of time in an unrealized loss position, credit rating, and any impairment
            recorded to-date.

        •   For those individual corporate and equity securities identified above, provide a
            description of the specific evidence considered when concluding that such securities
            were not impaired and would recover their value, and specify the time horizon over
            which you predicted that they would recover for purposes of asserting that you had
            the intent and ability to hold until recovery.

        •   Tell us how you considered subsequent events information in making your
            determination that these equity securities were not other-than-temporarily impaired as
            of the balance sheet dates presented.

        •   Tell us how the performance of each corporate and equity security fared during the
            nine months ended September 30, 2009 and during the subsequent period through the
            date of your response. Specifically explain how this performance compared to your
            December 31, 2008 projection of recovery for these securities, and explain how you
            updated your expectations of near-term recovery in the interim periods based on that
            information.

2.   To the extent that you are able to support that the corporate and equity securities were not
        other-than-temporarily impaired, please revise your future filings (starting with the
        interim period ended September 30, 2009) to provide a breakdown of the securities
        similar to that requested in the first two bullets of the comment above. Also refer to
        paragraphs 38-39 of FSP No FAS 115-2 and FAS 124-2 and consider providing

segregated disclosures for your corporate and equity securities by industry type, company size, and/or investment objective.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions on accounting matters to William Schroeder at 202-551-3294, or to me at 202-551-3872.

Sincerely,

Hugh West
Branch Chief